UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2003

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.

Commission File Number 1-9965

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KEITHLEY INSTRUMENTS, INC.
28775 AURORA ROAD
CLEVELAND, OHIO 44139

KEITHLEY INSTRUMENTS, INC.

RETIREMENT SAVINGS TRUST AND PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

* * * * *

DECEMBER 31, 2003 AND 2002

KEITHLEY INSTRUMENTS, INC.

RETIREMENT SAVINGS TRUST AND PLAN

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

PAGE
Report of Independent Registered Public Accounting Firm	1

Financial statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002	2

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2003	3

Notes to financial statements	4-7

Supplemental schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	Schedule I

NOTE:	Certain schedules required under the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

PricewaterhouseCoopers LLP
BP Tower, 27th Floor
200 Public Square
Cleveland, OH 44114-2301
Telephone (216) 875-3000
Facsimile (216) 875-7846

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
     of the Keithley Instruments, Inc.
     Retirement Savings Trust and Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio
June 11, 2004

KEITHLEY INSTRUMENTS, INC.

RETIREMENT SAVINGS TRUST AND PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2003 AND 2002

	2003	2002

Investments, at fair value	$34,978,702	$27,250,673
Participant loans	74,857	110,666

Total investments	35,053,559	27,361,339

Receivables:
Employer contribution	40,240	41,140
Participant contributions	157,628	151,277
Dividends	2,301	2,583

Total receivables	200,169	195,000

Cash	9,292	—

Net assets available for plan benefits	$35,263,020	$27,556,339

The accompanying notes are an integral part of these financial statements.

KEITHLEY INSTRUMENTS, INC.

RETIREMENT SAVINGS TRUST AND PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

Additions to net assets attributed to:

Investment income:
Net appreciation of investments	$6,322,105
Dividends and interest	144,930

Total investment income	6,467,035

Contributions:
Employer	380,208
Participants	2,374,435

Total contributions	2,754,643

Total additions	9,221,678

Deductions from net assets attributed to:

Distributions to participants	(1,510,297)
Administrative expenses	(4,700)

Total deductions	(1,514,997)

Net increase	7,706,681

Net assets available for plan benefits at beginning of year	27,556,339

Net assets available for plan benefits at end of year	$35,263,020

The accompanying notes are an integral part of these financial statements.

KEITHLEY INSTRUMENTS, INC.

RETIREMENT SAVINGS TRUST AND PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — PLAN DESCRIPTION:

The following description of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Participation

The Plan is a defined contribution plan, established on January 1, 1988, covering all domestic employees of Keithley Instruments, Inc. and its participating subsidiaries (the “Company”) that have attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration

The Plan is administered by the Company (the “Administrator”). The administration of the Plan includes exercising all necessary powers as provided by the Plan to interpret and apply the Plan provisions. The Company has the right to settle claims or debts and to defend any claims arising from the operation of the Plan. Schwab Retirement Services, Inc. (“Schwab”) is the trustee and acts as the custodian of the Plan.

Contributions

Participants may elect to contribute up to 25 percent of their compensation and have the option of contributing their profit sharing award, if any, on a pre-tax basis subject to certain limitations of the Internal Revenue Code.

The Company may, at its option, match a portion of participants’ voluntary contributions. For all periods presented, the Company elected to match 25% of each dollar of pre-tax contributions up to 6% of participants’ compensation. The Company has complete discretion to determine its matching contribution, if any, each year.

The Company may make additional supplemental profit sharing contributions to the Plan. All eligible U.S. employees, as defined, may receive these profit sharing contributions if they are actively employed as of December 31. No additional supplemental profit sharing contributions were made to the Plan during 2003 or 2002.

Participant accounts

Each participant has two separate accounts under each fund in which contributions have been invested on behalf of the participant. One account represents the participant’s contributions and earnings thereon (“Participant Account”) and the other account represents the employer’s contributions, made on behalf of the respective participant, and the earnings thereon (“Employer Account”). Forfeitures of terminated participants’ nonvested employer account balances are used to reduce future employer contributions.

Net assets available for Plan benefits of $4,320 and $14,784 were not allocated to participants’ accounts at December 31, 2003 and 2002, respectively, due to forfeitures during each Plan year.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of the employer contributions starts after the first year and is based on years of service. A participant is 100 percent vested after three years of credited service.

Payment of benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments. In the case of a severe financial hardship, the Administrator at its sole discretion may direct distribution of all or a portion of a participant’s account, subject to certain restrictions.

Loans

In the case of a financial hardship as defined by the Plan, a participant may apply to the Administrator for a loan. The Administrator in accordance with a uniform nondiscriminatory policy, may direct the custodian to make a loan to a participant from their before-tax contribution account, subject to certain restrictions. Loans outstanding as of December 31, 2003, bear interest rates ranging from 6.0 to 11.5 percent per annum. Loans outstanding as of December 31, 2002, bear interest rates ranging from 6.25 to 11.5 percent per annum.

Termination provisions

The Company anticipates and believes that the Plan will continue indefinitely; however, the Company reserves the right to terminate the Plan at any time by an action of its Board of Directors. In the event of termination of the Plan, the assets then remaining will be allocated and distributed to participants in accordance with the terms and provisions of the Plan.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting

The accompanying financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Benefit distributions

Distributions are recognized during the period in which they are paid to a Plan participant.

Investment valuation and income recognition

All investment accounts are included in the financial statements at fair value determined by quoted market prices as reported to the Plan by Schwab. Purchases and sales of securities are recorded on a settlement date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Administrative expenses

Administrative expenses of the Plan are paid by the Company, except for Personal Choice Retirement Account fees and other specific fund expenses.

Risks and uncertainties

The Plan provides for various investment options through the use of mutual funds and personal choice brokerage accounts. Investment securities are exposed to various risks, such as interest rate and market fluctuations. Due to the level of risk associated with certain investment securities, as well as the level of uncertainty related to changes in the value of the investment securities, it is possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.

NOTE 3 — INVESTMENTS:

During 2003, 15 funds were available to participants for investment purposes. Schwab manages the distribution of assets among funds and provides record keeping services. Additionally, participants may choose to invest in any stock listed on a major U.S. exchange, over 1,800 mutual funds, bonds and other fixed-income investments, and money market funds through the use of a Personal Choice Retirement Account.

The following table presents the fair value of the individual investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2003	2002
Aim Charter Fund	$3,020,161	$2,635,364
American Century Growth Fund	2,844,527	2,230,464
American Century 20th Century Select	3,214,131	2,685,047
Fidelity Magellan Fund	4,254,207	3,365,049
FMA Small Company Portfolio	1,779,965	—
INVESCO Total Return Fund	1,776,015	1,432,757
Schwab Stable Value Fund	7,056,465	7,118,596
T. Rowe Price New Horizons Fund	2,094,113	—
T. Rowe Price Science & Technology Fund	2,610,010	1,505,990

NOTE 4 — FEDERAL INCOME TAX STATUS:

On July 17, 2002, the Internal Revenue Service advised that the Plan, as amended, is qualified and the trust thereunder is exempt from federal income tax pursuant to Section 401(a) of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS:

At December 31, 2003 and 2002, the Plan held shares of mutual funds in which an affiliate of Schwab Retirement Services is the advisor to the fund and Trustee to the Plan. In addition, at December 31, 2003 and 2002, the Plan held 5,009 and 5,915 shares of Keithley Instruments, Inc. common stock, valued at $91,665 and $73,932, respectively. Transactions involving these investments are allowable party-in-interest transactions under ERISA.

Schedule I

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of Issue and Description of Investment	Current Value
Mutual Funds:
Aim Charter Fund	$3,020,161
American Century Growth Fund	2,844,527
American Century 20th Century Select Fund	3,214,131
Bear Stearns S&P Stars Portfolio Fund	218,076
Fidelity Magellan Fund	4,254,207
FMA Small Company Portfolio Fund	1,779,965
INVESCO Total Return Fund	1,776,015
PIMCO Total Return Fund	761,899
* Schwab Stable Value Fund	7,056,465
* Schwab Total Stock Market Index Fund	456,769
Scudder Global Fund	1,086,992
T. Rowe Price New Horizons Fund	2,094,113
T. Rowe Price Science & Technology Fund	2,610,010
Van Kampen Comstock Fund	540,378
Vanguard Index Extended Market Fund	1,601,120

Total Mutual Funds	33,314,828

Personal Choice Retirement Account:
* Keithley Instruments, Inc.	91,665
Other Participant Directed Investments	1,572,209

Total Personal Choice Retirement Account	1,663,874

*Participant Loans, interest rates from 6.0 to 11.5 % per annum	74,857

Total Investments	$35,053,559

(*) Denotes an allowable party in interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEITHLEY INSTRUMENTS, INC. RETIREMENT SAVINGS TRUST AND PLAN (Name of Plan)
Date: June 21, 2004	/s/ Mark J. Plush Mark J. Plush Vice President and Chief Financial Officer Keithley Instruments, Inc., Plan Administrator